U.S. Securities and Exchange Commission
Washington, D.C. 20549

04034422

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SEC MAIL PROCESSING SECTION
RECEIVED
JUL 16 2004
WASH. D.C.
179

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Current Report on Form 8-K 2004-AR2 FOR 7/15/04
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110437
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 13th day July 2004.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: /s/PatriciaTaylor
Name: Patricia Taylor
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2004, that the information set forth in this statement is true and complete.

By:

(Name)

(Title)

GMACM Mortgage Pass-Through Certificates
Series 2004-AR2

GMAC Mortgage

Preliminary Term Sheets

$[338,454,000] (Approximate)

Residential Asset Mortgage Products, Inc.
Depositor

GMAC Mortgage Corporation
Seller and Servicer

RBS Greenwich Capital

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: June 30, 2004***

GMACM Mortgage Pass-Through Certificates, Series 2004-AR2

$[338,454,000] (Approximate, Subject to +/- 10% Variance)

Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Amount (Approx.) (1)	WAL (Yrs) WAVG Roll or Call/Mat(2)	Pmt Window (Mths) WAVG Roll or Call/Mat(2)	Interest Rate Type	Tranche Type	Expected Ratings S&P/Moody's
1-A	$44,948,100	Not Offered Hereby		Variable (3)	Senior	[AAA/Aaa]
2-A	$123,868,000			Variable (4)	Senior	[AAA/Aaa]
3-A	$201,492,000	2.94/2.94	1-59/1-59	Variable (5)	Senior	[AAA/Aaa]
4-A	$63,946,000	3.32/3.32	1-83/1-83	Variable (6)	Senior	[AAA/Aaa]
5-A	$61,285,000	3.91/3.93	1-117/1-119	Variable (7)	Senior	[AAA/Aaa]
M-1	$5,356,000	4.92/4.92	1-67/1-67	Variable (8)	Subordinate	[AA/Aa2]
M-2	$4,080,000	4.92/4.92	1-67/1-67	Variable (8)	Subordinate	[A/A2]
M-3	$2,295,000	4.92/4.92	1-67/1-67	Variable (8)	Subordinate	[BBB/Baa2]
R	$100	Privately Offered Certificates			Senior/Residual	[AAA/Aaa]
B-1	$1,019,000				Subordinate	[BB/Ba2]
B-2	$765,000				Subordinate	[B/B2]
B-3	$1,289,529				Subordinate	NR
Total:	**$510,341,629**					

(1) *Distributions on the Class 1-A Certificates will be primarily derived from the Group I adjustable rate Mortgage Loans. Distributions on the Class 2-A Certificates will be primarily derived from the Group II adjustable rate Mortgage Loans. Distributions on the Class 3-A Certificates will be primarily derived from the Group III adjustable rate Mortgage Loans. Distributions on the Class 4-A Certificates will be primarily derived from the Group IV adjustable rate Mortgage Loans. Distributions on the Class 5-A Certificates will be primarily derived from the Group V adjustable rate Mortgage Loans. Distributions on the Class M-1, Class M-2 and Class M-3 Certificates will be primarily derived from the Mortgage Loans (See "Mortgage Loans" herein). Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.*

(2) *WAL and Payment Window for the Class 1-A, Class 2-A, Class 3-A and Class 4-A Certificates are shown to the related Weighted Average Roll Date and to maturity (as described herein). WAL and Payment Window for the Class 5-A, Class M-1, Class M-2 and Class M-3 Certificates are shown to the Optional Call Date and to maturity (as described herein).*

(3) *For every Distribution Date, the interest rate for the Class 1-A Certificates will be equal to the Net WAC Rate of the Group I Mortgage Loans.*

(4) *For every Distribution Date, the interest rate for the Class 2-A Certificate will be equal to the Net WAC Rate of the Group II Mortgage Loans.*

(5) *For every Distribution Date, the interest rate for the Class 3-A Certificate will be equal to the Net WAC Rate of the Group III Mortgage Loans.*

(6) *For every Distribution Date, the interest rate for the Class 4-A Certificate will be equal to the Net WAC Rate of the Group IV Mortgage Loans.*

(7) For every Distribution Date, the interest rate for the Class 5-A Certificate will be equal to the Net WAC Rate of the Group V Mortgage Loans.

(8) For every Distribution Date, the Class M-1, Class M-2 and Class M-3 will have an interest rate equal to the Net WAC Rate of the Mortgage Loans (weighted on the basis of the related subordinate components).

Depositor:	Residential Asset Mortgage Products, Inc.
Seller and Servicer:	GMAC Mortgage Corporation ("***GMACM***").
Lead Manager:	Greenwich Capital Markets, Inc.
Trustee:	JPMorgan Chase Bank.
Rating Agencies:	S&P and Moody's will rate the Certificates, except the Class B-3 Certificates. The Class B-3 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.
Cut-off Date:	July 1, 2004.
Statistical Cut-off Date:	June 1, 2004.
Expected Pricing Date:	July [1], 2004.
Closing Date:	On or about July [27], 2004.
Distribution Date:	The 19th of each month (or if such day is not a business day, the next succeeding business day), commencing in August 2004.
Servicing Fee:	0.250% per annum of the principal balance of each Mortgage Loan.
Certificates:	The "***Senior Certificates***" will consist of the Class 1-A, Class 2-A, Class 3-A, Class 4-A and Class 5-A Certificates (collectively the "***Class A Certificates***") and Class R Certificate. The Class M-1, Class M-2 and Class M-3 Certificates will be referred to herein as the "***Class M Certificates***" and the Class B-1, Class B-2, and Class B-3 Certificates will be referred to herein as the "***Class B Certificates,***" together with the Class M Certificates, the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***." Only the Class 3-A, Class 4-A, Class 5-A, Class M-1, Class M-2 and Class M-3 Certificates (the "***Offered Certificates***") are being offered at this time.
Accrued Interest:	The price to be paid by investors for the Class 1-A, Class 2-A, Class 3-A, Class 4-A, Class 5-A, Class M-1, Class M-2 and Class M-3 Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (26 days).

Interest Accrual Period:	The interest accrual period with respect to the Class 1-A, Class 2-A, Class 3-A, Class 4-A, Class 5-A, Class M-1, Class M-2 and Class M-3 Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Registration:	The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.
Federal Tax Treatment:	It is anticipated that the Class A, Class M and Class B Certificates will be treated as REMIC regular interests for federal tax income purposes. The Class R Certificate will be treated as a REMIC residual interest for tax purposes.
ERISA Eligibility:	The Offered Certificates, other than the Class R Certificates, may be considered eligible for purchase by persons investing assets of employee benefit plans, individual retirement accounts or other retirement accounts or arrangements.
SMMEA Treatment:	The Senior Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a termination of the Certificates which termination may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than [10]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").
Weighted Average Roll Date:	The Weighted Average Roll Date with respect to the Group I Mortgage Loans is the Distribution Date in [June 2007]. The Weighted Average Roll Date with respect to the Group II Mortgage Loans is the Distribution Date in [June 2009]. The Weighted Average Roll Date with respect to the Group III Mortgage Loans is the Distribution Date in [June 2009]. The Weighted Average Roll Date with respect to the Group IV Mortgage Loans is the Distribution Date in [June 2011]. The Weighted Average Roll Date with respect to the Group V Mortgage Loans is the Distribution Date in [June 2014].
Pricing Prepayment Speed:	The Class A Certificates will be priced to a prepayment speed of [20]% CPR.
Mortgage Loans:	Collectively, the Group I Mortgage Loans, Group II Mortgage Loans, Group III Mortgage Loans, Group IV Mortgage Loans and Group V Mortgage Loans will be referred to as the "***Mortgage Loans***". The aggregate principal balance of the Mortgage Loans as of the Statistical Cut-off Date is approximately $[510,341,629].

Group III Mortgage Loans:

As of the Statistical Cut-off Date, the aggregate principal balance of the Group III mortgage loans described herein (the "Group III Mortgage Loans") is approximately $[207,510,177]. The Group III Mortgage Loans are adjustable rate mortgage loans with initial rate adjustments occurring 5 years after the date of origination of each mortgage loan ("Group III Hybrid ARMs"). Each of the Group III Mortgage Loans has an original term to maturity of 30 years. **All** of the Group III Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the term of their initial fixed rate period. Thereafter, each such Mortgage Loan will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loan over its remaining term. The Group III Mortgage Loans are secured by first liens on residential properties. See the attached preliminary collateral information.

Group IV Mortgage Loans:

As of the Statistical Cut-off Date, the aggregate principal balance of the Group IV mortgage loans described herein (the "Group IV Mortgage Loans") is approximately $[65,856,648]. The Group IV Mortgage Loans are adjustable rate mortgage loans with initial rate adjustments occurring 7 years after the date of origination of each mortgage loan ("Group IV Hybrid ARMs"). Each of the Group IV Mortgage Loans has an original term to maturity of 30 years. The Group IV Mortgage Loans are secured by first liens on residential properties. See the attached preliminary collateral information.

Group V Mortgage Loans:

As of the Statistical Cut-off Date, the aggregate principal balance of the Group V mortgage loans described herein (the "Group V Mortgage Loans") is approximately $[63,116,072]. The Group V Mortgage Loans are adjustable rate mortgage loans with initial rate adjustments occurring 10 years after the date of origination of each mortgage loan ("Group V Hybrid ARMs"). Each of the Group V Mortgage Loans has an original term to maturity of 30 years. All of the Group V Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the term of their initial fixed rate period. Thereafter, each such Mortgage Loan will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loan over its remaining term. The Group V Mortgage Loans are secured by first liens on residential properties. See the attached preliminary collateral information.

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, initially [2.90]% total subordination.

Shifting Interest: Until the first Distribution Date occurring after July 2011, the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
August 2004 – July 2011	0% Pro Rata Share
August 2011 – July 2012	30% Pro Rata Share
August 2012 – July 2013	40% Pro Rata Share
August 2013 – July 2014	60% Pro Rata Share
August 2014 – July 2015	80% Pro Rata Share
August 2015 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement), unscheduled principal payments will be paid pro rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement); provided that (i) prior to the Distribution Date in August 2007, the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in August 2007, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments (subject, in both cases, to the performance triggers described in the prospectus supplement).

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all principal prepayments for the Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Class B Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *second*, to the Class M Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and *third*, to the related Senior Certificates, until their class principal balances have been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, on a pro rata basis, to the related Class A Certificates, and the related component of the Subordinate Certificates.

Net WAC Rate:

The ***"Net WAC Rate"*** for the Mortgage Loans or any Mortgage Loan Group is the weighted average of the Net Mortgage Rates of the related mortgage loans. The ***"Net Mortgage Rate"*** with respect to each mortgage loan is equal to the loan rate less the related servicing fee rate.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, generally from the related loan group;
2) Concurrently to the Class A Certificates:
    i) Class 1-A Certificates until the principal balance thereof has been reduced to zero, from the Group I Mortgage Loans;
    ii) Class 2-A Certificates, until the principal balance thereof has been reduced to zero, from the Group II Mortgage Loans;
    iii) Class 3-A Certificates until the principal balance thereof has been reduced to zero, from the Group III Mortgage Loans;
    iv) Class 4-A Certificates until the principal balance thereof has been reduced to zero, from the Group IV Mortgage Loans;
    v) Class 5-A Certificates until the principal balance thereof has been reduced to zero, from the Group V Mortgage Loans;
3) In certain limited circumstances described in the prospectus supplement, Senior Certificates may receive principal from an unrelated Mortgage Loan Group to the extent not received from the related Mortgage Loan Group;
4) Class M-1, Class M-2 and Class M-3 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
5) Class B-1, Class B-2 and Class B-3 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
6) Class R Certificate, any remaining amount.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighed Average Life Tables

Class 3-A to WAVG Roll/Optional Call Date

	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
WAL (yr)	3.80	3.34	2.94	2.28	1.73
MDUR (yr)	3.36	2.96	2.62	2.04	1.57
First Prin Pay	1	1	1	1	1
Last Prin Pay	59	59	59	59	54

Class 3-A to Maturity Date

	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
WAL (yr)	3.80	3.34	2.94	2.28	1.76
MDUR (yr)	3.36	2.96	2.62	2.04	1.59
First Prin Pay	1	1	1	1	1
Last Prin Pay	59	59	59	59	59

Class 4-A to WAVG Roll/Optional Call Date

	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
WAL (yr)	4.61	3.90	3.32	2.38	1.69
MDUR (yr)	3.91	3.33	2.85	2.08	1.51
First Prin Pay	1	1	1	1	1
Last Prin Pay	83	83	83	76	54

Class 4-A to Maturity Date

	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
WAL (yr)	4.61	3.90	3.32	2.43	1.81
MDUR (yr)	3.91	3.33	2.85	2.11	1.59
First Prin Pay	1	1	1	1	1
Last Prin Pay	83	83	83	83	83

Weighed Average Life Tables

Class 5-A to WAVG Roll/Optional Call Date

	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
WAL (yr)	6.06	4.84	3.91	2.47	1.73
MDUR (yr)	4.80	3.91	3.22	2.15	1.55
First Prin Pay	1	1	1	1	1
Last Prin Pay	119	119	117	76	54

Class 5-A to Maturity Date

	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
WAL (yr)	6.06	4.84	3.93	2.67	1.90
MDUR (yr)	4.80	3.91	3.23	2.28	1.67
First Prin Pay	1	1	1	1	1
Last Prin Pay	119	119	119	119	119

Class M-1 to Optional Call Date

	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
WAL (yr)	5.43	5.33	4.92	4.25	3.38
MDUR (yr)	4.67	4.59	4.26	3.72	3.00
First Prin Pay	1	1	1	1	1
Last Prin Pay	67	67	67	67	54

Class M-1 to Maturity Date

	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
WAL (yr)	5.43	5.33	4.92	4.25	3.63
MDUR (yr)	4.67	4.59	4.26	3.72	3.20
First Prin Pay	1	1	1	1	1
Last Prin Pay	67	67	67	67	67

Weighed Average Life Tables

Class M-2 to Optional Call Date

	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
WAL (yr)	5.43	5.33	4.92	4.25	3.38
MDUR (yr)	4.66	4.57	4.25	3.70	2.99
First Prin Pay	1	1	1	1	1
Last Prin Pay	67	67	67	67	54

Class M-2 to Maturity Date

	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
WAL (yr)	5.43	5.33	4.92	4.25	3.63
MDUR (yr)	4.66	4.57	4.25	3.70	3.18
First Prin Pay	1	1	1	1	1
Last Prin Pay	67	67	67	67	67

Class M-3 to Optional Call Date

	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
WAL (yr)	5.43	5.33	4.92	4.25	3.38
MDUR (yr)	4.64	4.56	4.24	3.69	2.98
First Prin Pay	1	1	1	1	1
Last Prin Pay	67	67	67	67	54

Class M-3 to Maturity Date

	10% CPR	15% CPR	20% CPR	30% CPR	40% CPR
WAL (yr)	5.43	5.33	4.92	4.25	3.63
MDUR (yr)	4.64	4.56	4.24	3.69	3.17
First Prin Pay	1	1	1	1	1
Last Prin Pay	67	67	67	67	67

GMACM 2004-AR2
Group III Mortgage Loans
As of June 1, 2004

TOTAL CURRENT BALANCE:	207,510,178		
TOTAL ORIGINAL BALANCE:	208,083,557		
NUMBER OF LOANS:	666		
		Minimum	**Maximum**
AVG CURRENT BALANCE:	$311,576.84	$40,000.00	$1,000,000.00
AVG ORIGINAL AMOUNT:	$312,437.77	$40,000.00	$1,000,000.00
WAVG GROSS COUPON:	4.696 %	3.250 %	6.375 %
WAVG GROSS MARGIN:	2.745 %	2.250 %	2.875 %
WAVG MAX INT RATE:	9.696 %	8.250 %	11.375 %
WAVG PERIODIC RATE CAP:	2.000 %	2.000 %	2.000 %
WAVG FIRST RATE CAP:	5.000 %	5.000 %	5.000 %
WAVG ORIGINAL LTV:	72.28 %	9.43 %	95.00 %
WAVG CLTV:	77.23 %	9.43 %	95.00 %
WAVG FICO SCORE:	723	593	815
WAVG ORIGINAL TERM:	360 months	360 months	360 months
WAVG REMAINING TERM:	359 months	349 months	360 months
WAVG SEASONING:	1 months	0 months	11 months
WAVG NEXT RATE RESET:	59 months	49 months	60 months
WAVG RATE ADJ FREQ:	12 months	12 months	12 months
WAVG FIRST RATE ADJ FREQ:	60 months	60 months	60 months

TOP STATE CONC ($):	25.73 % California, 8.80 % Illinois, 7.68 % Michigan
TOP AMORTIZATION CONC ($):	100.00 % Y
MAXIMUM ZIP CODE CONC ($):	0.94 % 02446

NOTE DATE:	Jul 24, 2003	Jun 18, 2004
FIRST PAY DATE:	Sep 01, 2003	Aug 01, 2004
PAID TO DATE:	May 01, 2004	Aug 01, 2004
RATE CHG DATE:	Aug 01, 2008	Jul 01, 2009
MATURE DATE:	Aug 01, 2033	Jul 01, 2034

ORIG BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
40,000 - 250,000	265	44,238,743.08	21.32
250,001 - 300,000	73	20,231,797.96	9.75
300,001 - 350,000	90	29,352,624.90	14.15
350,001 - 400,000	85	32,290,871.23	15.56
400,001 - 450,000	50	21,414,273.82	10.32
450,001 - 500,000	19	9,059,838.57	4.37
500,001 - 550,000	33	16,922,614.01	8.16
550,001 - 600,000	17	9,876,222.99	4.76
600,001 - 650,000	20	12,764,082.04	6.15
650,001 - 700,000	4	2,653,369.00	1.28
700,001 - 750,000	2	1,433,000.00	0.69
750,001 - 800,000	2	1,591,000.00	0.77
850,001 - 900,000	2	1,780,000.00	0.86
900,001 - 950,000	1	926,740.00	0.45
950,001 - 1,000,000	3	2,975,000.00	1.43
Total	666	207,510,177.60	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
40,000 - 250,000	267	44,618,464.55	21.50
250,001 - 300,000	73	20,231,797.96	9.75
300,001 - 350,000	91	29,701,624.90	14.31
350,001 - 400,000	83	31,702,149.76	15.28
400,001 - 450,000	50	21,414,273.82	10.32
450,001 - 500,000	19	9,059,838.57	4.37
500,001 - 550,000	32	16,782,614.01	8.09
550,001 - 600,000	18	10,472,705.03	5.05
600,001 - 650,000	19	12,167,600.00	5.86
650,001 - 700,000	4	2,653,369.00	1.28
700,001 - 750,000	2	1,433,000.00	0.69
750,001 - 800,000	2	1,591,000.00	0.77
850,001 - 900,000	2	1,780,000.00	0.86
900,001 - 950,000	1	926,740.00	0.45
950,001 - 1,000,000	3	2,975,000.00	1.43
Total	666	207,510,177.60	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	666	207,510,177.60	100.00
Total	666	207,510,177.60	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.25000 - 3.25000	1	344,574.00	0.17
3.25001 - 3.50000	3	1,248,960.52	0.60
3.50001 - 3.75000	8	2,770,555.32	1.34
3.75001 - 4.00000	61	22,704,832.97	10.94
4.00001 - 4.25000	77	28,846,085.65	13.90
4.25001 - 4.50000	98	29,139,874.48	14.04
4.50001 - 4.75000	108	34,597,500.60	16.67
4.75001 - 5.00000	113	34,125,762.09	16.45
5.00001 - 5.25000	95	26,304,298.96	12.68
5.25001 - 5.50000	65	18,126,044.99	8.74
5.50001 - 5.75000	24	6,153,720.00	2.97
5.75001 - 6.00000	9	2,353,600.00	1.13
6.00001 - 6.25000	3	510,368.02	0.25
6.25001 - 6.37500	1	284,000.00	0.14
Total	666	207,510,177.60	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 55.00	69	18,626,266.30	8.98
55.01 - 60.00	28	10,677,837.12	5.15
60.01 - 65.00	36	13,583,734.09	6.55
65.01 - 70.00	55	18,921,959.70	9.12
70.01 - 75.00	101	34,309,789.24	16.53
75.01 - 80.00	335	102,670,608.07	49.48
80.01 - 85.00	6	1,073,968.00	0.52
85.01 - 90.00	20	4,078,415.09	1.97
90.01 - 95.00	16	3,567,599.99	1.72
Total	666	207,510,177.60	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	386	122,918,606.74	59.23
PUD	156	50,151,634.55	24.17
Condominium	118	32,141,736.31	15.49
2-4 Units	5	2,198,200.00	1.06
Townhouse	1	100,000.00	0.05
Total	666	207,510,177.60	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	330	105,188,319.29	50.69
Refinance	197	62,584,008.35	30.16
Cash Out Refinance	139	39,737,849.96	19.15
Total	666	207,510,177.60	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	582	182,906,264.26	88.14
Second Home	69	21,096,970.32	10.17
Investor	15	3,506,943.02	1.69
Total	666	207,510,177.60	100.00

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Arizona	40	10,202,794.00	4.92
California	138	53,385,397.65	25.73
Colorado	17	4,541,608.03	2.19
Florida	50	11,383,357.18	5.49
Illinois	52	18,270,861.13	8.80
Maryland	35	9,585,192.58	4.62
Massachusetts	35	13,231,206.37	6.38
Michigan	65	15,939,884.20	7.68
New Jersey	31	10,472,736.97	5.05
North Carolina	15	4,611,900.00	2.22
South Carolina	18	4,969,975.00	2.40
Virginia	22	6,143,034.99	2.96
All Others (32) + DC	148	44,772,229.50	21.58
Total	666	207,510,177.60	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
STANDARD	599	183,161,717.81	88.27
SELECT	34	12,777,000.28	6.16
STATED INCOME	21	7,169,225.00	3.45
RELOCATION	12	4,402,234.51	2.12
Total	666	207,510,177.60	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	1	189,000.00	0.09
581 - 600	1	370,000.00	0.18
601 - 620	1	316,800.00	0.15
621 - 640	14	3,658,870.00	1.76
641 - 660	44	12,785,446.75	6.16
661 - 680	81	25,211,578.94	12.15
681 - 700	91	28,040,881.43	13.51
701 - 720	85	28,840,948.61	13.90
721 - 740	87	25,588,132.87	12.33
741 - 760	100	32,442,887.63	15.63
761 - 780	94	31,618,875.55	15.24
781 - 800	61	16,926,757.39	8.16
> 800	6	1,519,998.43	0.73
Total	666	207,510,177.60	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.250 - 2.250	3	2,073,000.00	1.00
2.251 - 2.500	1	319,500.00	0.15
2.501 - 2.750	661	204,667,677.60	98.63
2.751 - 2.875	1	450,000.00	0.22
Total	666	207,510,177.60	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
8.250 - 8.500	4	1,593,534.52	0.77
8.501 - 9.000	69	25,475,388.29	12.28
9.001 - 9.500	175	57,985,960.13	27.94
9.501 - 10.000	221	68,723,262.69	33.12
10.001 - 10.500	160	44,430,343.95	21.41
10.501 - 11.000	33	8,507,320.00	4.10
11.001 - 11.375	4	794,368.02	0.38
Total	666	207,510,177.60	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.000	666	207,510,177.60	100.00
Total	666	207,510,177.60	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	666	207,510,177.60	100.00
Total	666	207,510,177.60	100.00

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
08/01/08	1	462,960.52	0.22
01/01/09	3	1,280,000.00	0.62
02/01/09	3	1,082,938.94	0.52
03/01/09	3	1,069,956.47	0.52
04/01/09	21	9,423,652.57	4.54
05/01/09	136	43,691,106.05	21.05
06/01/09	376	110,787,460.60	53.39
07/01/09	123	39,712,102.45	19.14
Total	666	207,510,177.60	100.00

GMACM 2004-AR2
Group IV Mortgage Loans
As of June 1, 2004

TOTAL CURRENT BALANCE:	65,856,648					
TOTAL ORIGINAL BALANCE:	65,881,923					
NUMBER OF LOANS:	153					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$430,435.61		$99,728.46		$977,020.00	
AVG ORIGINAL AMOUNT:	$430,600.80		$99,857.00		$977,020.00	
WAVG GROSS COUPON:	4.773	%	4.000	%	5.875	%
WAVG GROSS MARGIN:	2.750	%	2.750	%	2.750	%
WAVG MAX INT RATE:	9.773	%	9.000	%	10.875	%
WAVG PERIODIC RATE CAP:	2.000	%	2.000	%	2.000	%
WAVG FIRST RATE CAP:	5.000	%	5.000	%	5.000	%
WAVG ORIGINAL LTV:	68.01	%	18.91	%	85.93	%
WAVG CLTV:	72.87	%	28.53	%	95.00	%
WAVG FICO SCORE:	737		625		799	
WAVG ORIGINAL TERM:	360	months	360	months	360	months
WAVG REMAINING TERM:	359	months	357	months	360	months
WAVG SEASONING:	1	months	0	months	3	months
WAVG NEXT RATE RESET:	83	months	81	months	84	months
WAVG RATE ADJ FREQ:	12	months	12	months	12	months
WAVG FIRST RATE ADJ FREQ:	84	months	84	months	84	months

TOP STATE CONCS ($):	17.35 % California, 16.99 % Michigan, 13.44 % Massachusetts
TOP AMORTIZATION CONC ($):	100.00 % N
MAXIMUM ZIP CODE CONC ($):	2.45 % 60062

NOTE DATE:	Mar 23, 2004	Jun 17, 2004
FIRST PAY DATE:	May 01, 2004	Aug 01, 2004
PAID TO DATE:	May 01, 2004	Jul 01, 2004
RATE CHG DATE:	Apr 01, 2011	Jul 01, 2011
MATURE DATE:	Apr 01, 2034	Jul 01, 2034

ORIG BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
99,857 - 250,000	17	2,980,016.75	4.53
250,001 - 300,000	5	1,331,082.00	2.02
300,001 - 350,000	9	3,004,702.75	4.56
350,001 - 400,000	26	9,846,358.50	14.95
400,001 - 450,000	34	14,584,340.69	22.15
450,001 - 500,000	22	10,459,214.30	15.88
500,001 - 550,000	12	6,304,171.73	9.57
550,001 - 600,000	13	7,463,002.41	11.33
600,001 - 650,000	13	8,236,589.17	12.51
650,001 - 700,000	1	670,150.00	1.02
950,001 - 977,020	1	977,020.00	1.48
Total	153	65,856,648.30	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
99,728 - 250,000	17	2,980,016.75	4.53
250,001 - 300,000	5	1,331,082.00	2.02
300,001 - 350,000	9	3,004,702.75	4.56
350,001 - 400,000	26	9,846,358.50	14.95
400,001 - 450,000	34	14,584,340.69	22.15
450,001 - 500,000	22	10,459,214.30	15.88
500,001 - 550,000	12	6,304,171.73	9.57
550,001 - 600,000	13	7,463,002.41	11.33
600,001 - 650,000	13	8,236,589.17	12.51
650,001 - 700,000	1	670,150.00	1.02
950,001 - 977,020	1	977,020.00	1.48
Total	153	65,856,648.30	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	153	65,856,648.30	100.00
Total	153	65,856,648.30	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.00000 - 4.00000	3	1,451,377.63	2.20
4.00001 - 4.25000	11	5,451,471.74	8.28
4.25001 - 4.50000	40	16,220,778.60	24.63
4.50001 - 4.75000	34	15,329,398.75	23.28
4.75001 - 5.00000	37	14,849,009.45	22.55
5.00001 - 5.25000	9	3,907,060.38	5.93
5.25001 - 5.50000	8	3,814,943.10	5.79
5.50001 - 5.75000	8	3,329,092.65	5.06
5.75001 - 5.87500	3	1,503,516.00	2.28
Total	153	65,856,648.30	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 55.00	31	14,793,859.07	22.46
55.01 - 60.00	5	1,865,692.03	2.83
60.01 - 65.00	8	3,867,246.69	5.87
65.01 - 70.00	18	7,045,506.09	10.70
70.01 - 75.00	24	10,546,783.18	16.01
75.01 - 80.00	66	27,484,079.24	41.73
85.01 - 85.93	1	253,482.00	0.38
Total	153	65,856,648.30	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	103	43,825,233.24	66.55
PUD	28	12,279,514.41	18.65
Condominium	20	8,798,900.65	13.36
2-4 Units	2	953,000.00	1.45
Total	153	65,856,648.30	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	66	28,632,175.14	43.48
Refinance	66	27,992,352.92	42.50
Cash Out Refinance	21	9,232,120.24	14.02
Total	153	65,856,648.30	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	144	61,767,060.72	93.79
Second Home	7	3,317,724.93	5.04
Investor	2	771,862.65	1.17
Total	153	65,856,648.30	100.00

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	24	11,426,741.03	17.35
Colorado	4	1,855,350.55	2.82
Florida	5	2,397,230.00	3.64
Illinois	12	5,504,814.60	8.36
Massachusetts	18	8,851,676.27	13.44
Michigan	30	11,186,526.40	16.99
New Jersey	18	8,025,798.51	12.19
Virginia	9	3,754,670.75	5.70
All Others (22) + DC	33	12,853,840.19	19.52
Total	153	65,856,648.30	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
STANDARD	120	52,869,857.85	80.28
SELECT	20	8,424,892.31	12.79
STATED INCOME	7	2,308,175.73	3.50
RELOCATION	5	1,276,702.41	1.94
SUPER SELECT	1	977,020.00	1.48
Total	153	65,856,648.30	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
625 - 640	3	1,543,327.63	2.34
641 - 660	1	120,450.00	0.18
661 - 680	8	3,167,986.50	4.81
681 - 700	15	6,930,751.06	10.52
701 - 720	20	9,121,296.63	13.85
721 - 740	30	13,450,079.55	20.42
741 - 760	27	11,362,688.84	17.25
761 - 780	33	13,707,243.66	20.81
781 - 799	16	6,452,824.43	9.80
Total	153	65,856,648.30	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.750 - 2.750	153	65,856,648.30	100.00
Total	153	65,856,648.30	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.000 - 9.000	3	1,451,377.63	2.20
9.001 - 9.500	51	21,672,250.34	32.91
9.501 - 10.000	71	30,178,408.20	45.82
10.001 - 10.500	17	7,722,003.48	11.73
10.501 - 10.875	11	4,832,608.65	7.34
Total	153	65,856,648.30	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.000	153	65,856,648.30	100.00
Total	153	65,856,648.30	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	153	65,856,648.30	100.00
Total	153	65,856,648.30	100.00

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
04/01/11	2	850,933.11	1.29
05/01/11	19	8,646,144.63	13.13
06/01/11	102	43,891,478.56	66.65
07/01/11	30	12,468,092.00	18.93
Total	153	65,856,648.30	100.00

GMACM 2004-AR2
Group V Mortgage Loans
As of June 1, 2004

TOTAL CURRENT BALANCE:	63,116,073					
TOTAL ORIGINAL BALANCE:	63,125,627					
NUMBER OF LOANS:	179					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$352,603.76		$57,000.00		$1,200,000.00	
AVG ORIGINAL AMOUNT:	$352,657.13		$57,000.00		$1,200,000.00	
WAVG GROSS COUPON:	5.538	%	4.625	%	6.375	%
WAVG GROSS MARGIN:	2.750	%	2.750	%	2.750	%
WAVG MAX INT RATE:	10.538	%	9.625	%	11.375	%
WAVG PERIODIC RATE CAP:	2.000	%	2.000	%	2.000	%
WAVG FIRST RATE CAP:	5.000	%	5.000	%	5.000	%
WAVG ORIGINAL LTV:	69.78	%	14.38	%	95.00	%
WAVG CLTV:	75.36	%	14.38	%	95.00	%
WAVG FICO SCORE:	728		621		808	
WAVG ORIGINAL TERM:	360	months	360	months	360	months
WAVG REMAINING TERM:	359	months	350	months	360	months
WAVG SEASONING:	1	months	0	months	10	months
WAVG NEXT RATE RESET:	119	months	110	months	120	months
WAVG RATE ADJ FREQ:	12	months	12	months	12	months
WAVG FIRST RATE ADJ FREQ:	120	months	120	months	120	months

TOP STATE CONC ($):	31.26 % California, 7.56 % Massachusetts, 7.32 % Florida
ENTRATIONS ($):	100.00 % Y
MAXIMUM ZIP CODE CONC ($):	3.01 % 91320

NOTE DATE:	Aug 25, 2003	Jun 18, 2004
FIRST PAY DATE:	Oct 01, 2003	Aug 01, 2004
PAID TO DATE:	May 01, 2004	Jul 01, 2004
RATE CHG DATE:	Sep 01, 2013	Jul 01, 2014
MATURE DATE:	Sep 01, 2033	Jul 01, 2034

ORIG BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
57,000 - 250,000	54	8,944,072.38	14.17
250,001 - 300,000	16	4,422,926.58	7.01
300,001 - 350,000	14	4,556,697.72	7.22
350,001 - 400,000	31	11,707,809.34	18.55
400,001 - 450,000	18	7,668,301.89	12.15
450,001 - 500,000	18	8,581,149.99	13.60
500,001 - 550,000	9	4,730,100.00	7.49
550,001 - 600,000	6	3,454,400.00	5.47
600,001 - 650,000	10	6,367,614.99	10.09
650,001 - 700,000	1	683,000.00	1.08
750,001 - 800,000	1	800,000.00	1.27
99,999 - 1,200,000	1	1,200,000.00	1.90
Total	179	63,116,072.89	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
57,000 - 250,000	54	8,944,072.38	14.17
250,001 - 300,000	16	4,422,926.58	7.01
300,001 - 350,000	14	4,556,697.72	7.22
350,001 - 400,000	31	11,707,809.34	18.55
400,001 - 450,000	18	7,668,301.89	12.15
450,001 - 500,000	18	8,581,149.99	13.60
500,001 - 550,000	9	4,730,100.00	7.49
550,001 - 600,000	6	3,454,400.00	5.47
600,001 - 650,000	10	6,367,614.99	10.09
650,001 - 700,000	1	683,000.00	1.08
750,001 - 800,000	1	800,000.00	1.27
1,150,001 - 1,200,000	1	1,200,000.00	1.90
Total	179	63,116,072.89	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	179	63,116,072.89	100.00
Total	179	63,116,072.89	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.62500 - 4.75000	1	375,000.00	0.59
4.75001 - 5.00000	13	5,600,688.57	8.87
5.00001 - 5.25000	34	13,137,319.40	20.81
5.25001 - 5.50000	43	14,260,581.03	22.59
5.50001 - 5.75000	46	15,833,743.00	25.09
5.75001 - 6.00000	27	8,733,990.89	13.84
6.00001 - 6.25000	13	4,574,750.00	7.25
6.25001 - 6.37500	2	600,000.00	0.95
Total	179	63,116,072.89	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 55.00	28	7,464,536.72	11.83
55.01 - 60.00	14	7,275,761.16	11.53
60.01 - 65.00	13	5,204,996.24	8.25
65.01 - 70.00	14	5,043,750.00	7.99
70.01 - 75.00	23	8,313,416.47	13.17
75.01 - 80.00	82	28,583,287.30	45.29
80.01 - 85.00	1	74,000.00	0.12
85.01 - 90.00	2	443,350.00	0.70
90.01 - 95.00	2	712,975.00	1.13
Total	179	63,116,072.89	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	116	40,508,220.77	64.18
PUD	42	15,874,254.94	25.15
Condominium	19	6,071,497.18	9.62
2-4 Units	1	450,000.00	0.71
Townhouse	1	212,100.00	0.34
Total	179	63,116,072.89	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	90	33,837,806.71	53.61
Refinance	51	15,952,459.19	25.27
Cash Out Refinance	38	13,325,806.99	21.11
Total	179	63,116,072.89	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	159	56,779,189.89	89.96
Second Home	17	5,848,651.00	9.27
Investor	3	488,232.00	0.77
Total	179	63,116,072.89	100.00

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Arizona	9	2,208,121.00	3.50
California	48	19,730,707.13	31.26
Colorado	7	2,322,663.89	3.68
Florida	14	4,622,200.00	7.32
Illinois	11	4,546,497.01	7.20
Maryland	9	2,946,984.00	4.67
Massachusetts	12	4,772,299.71	7.56
Michigan	11	3,057,014.98	4.84
Minnesota	5	1,716,752.00	2.72
New Jersey	4	1,805,800.00	2.86
North Carolina	4	1,541,000.00	2.44
South Carolina	6	2,395,675.00	3.80
Texas	10	3,133,149.93	4.96
All Others (18)	29	8,317,208.24	13.18
Total	179	63,116,072.89	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
STANDARD	166	56,536,653.90	89.58
SELECT	8	4,283,018.99	6.79
STATED INCOME	3	1,112,000.00	1.76
SUPER SELECT	1	650,000.00	1.03
RELOCATION	1	534,400.00	0.85
Total	179	63,116,072.89	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
621 - 640	8	3,382,356.22	5.36
641 - 660	13	3,898,886.01	6.18
661 - 680	10	3,164,846.00	5.01
681 - 700	21	6,369,497.28	10.09
701 - 720	23	8,751,700.00	13.87
721 - 740	28	9,812,920.38	15.55
741 - 760	19	7,411,154.70	11.74
761 - 780	33	12,766,452.13	20.23
781 - 800	20	7,026,260.17	11.13
> 800	4	532,000.00	0.84
Total	179	63,116,072.89	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.750 - 2.750	179	63,116,072.89	100.00
Total	179	63,116,072.89	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.625 - 10.000	14	5,975,688.57	9.47
10.001 - 10.500	77	27,397,900.43	43.41
10.501 - 11.000	73	24,567,733.89	38.92
11.001 - 11.375	15	5,174,750.00	8.20
Total	179	63,116,072.89	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.000	179	63,116,072.89	100.00
Total	179	63,116,072.89	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	179	63,116,072.89	100.00
Total	179	63,116,072.89	100.00

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
09/01/13	1	450,000.00	0.71
03/01/14	1	364,000.00	0.58
04/01/14	2	1,094,400.00	1.73
05/01/14	32	11,512,776.12	18.24
06/01/14	114	39,371,333.77	62.38
07/01/14	29	10,323,563.00	16.36
Total	179	63,116,072.89	100.00

MACM04-AR3 PRELIM

Balances as of 7/1/04

		Minimum	Maximum
Total Current Balance:	510,341,630		
Total Original Balance:	511,115,639		
Number Of Loans:	1,411		
Average Current Balance:	$361,687.90	$40,000.00	$1,200,000.00
Average Original Amount:	$362,236.46	$40,000.00	$1,200,000.00
Weighted Average Gross Coupon:	4.665 %	2.875	6.625 %
Weighted Average Gross Margin:	2.744 %	2.250	2.875 %
Weighted Average Max Int Rate:	9.756 %	8.125	11.625 %
Weighted Average Periodic Rate Cap:	2.000 %	2.000	2.000 %
Weighted Average First Rate Cap:	4.728 %	2.000	5.000 %
Weighted Average Original Ltv:	70.09 %	9.43	95.00 %
Weighted Average Cltv:	75.30 %	9.43	111.86 %
Weighted Average Fico Score:	726	0	815
Weighted Average Original Term:	360 months	240	360 months
Weighted Average Remaining Term:	359 months	239	360 months
Weighted Average Seasoning:	1 months	0	11 months
Weighted Average Next Rate Reset:	67 months	33	120 months
Weighted Average Rate Adj Freq:	12 months	12	12 months
Weighted Average First Rate Adj Freq:	68 months	36	120 months

Top State Concentrations ($):	23.67 % California, 11.42 % Illinois, 10.68 % Michigan
Top Amortization Concentrations ($):	53.03 % Y, 46.97 % N
Maximum Zip Code Concentration ($):	1.00 % 60657 (Chicago, IL)

	Minimum	Maximum
Note Date:	Jul 24, 2003	Jun 18, 2004
First Pay Date:	Sep 01, 2003	Aug 01, 2004
Paid To Date:	May 01, 2004	Aug 01, 2004
Rate Chg Date:	Apr 01, 2007	Jul 01, 2014
Mature Date:	Jun 01, 2024	Jul 01, 2034

Table

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
10/1 YR LIBOR IO	179	63,116,072.89	12.37
3/1 YR LIBOR	105	46,290,478.13	9.07
5/1 YR LIBOR	308	127,568,252.73	25.00
5/1 YR LIBOR IO	666	207,510,177.60	40.66
7/1 YR LIBOR	153	65,856,648.30	12.90
Total	1,411	510,341,629.65	100.00

table

ORIG BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
< 250,000	388	63,299,403.93	12.40
250,000 - 299,999	104	28,520,134.83	5.59
300,000 - 349,999	132	43,098,012.33	8.44
350,000 - 399,999	197	73,821,368.49	14.47
400,000 - 449,999	197	82,597,243.12	16.18
450,000 - 499,999	127	59,730,051.77	11.70
500,000 - 549,999	98	50,707,787.51	9.94
550,000 - 599,999	55	31,493,758.43	6.17
600,000 - 649,999	51	31,673,817.40	6.21
650,000 - 699,999	38	24,856,046.99	4.87
700,000 - 749,999	5	3,592,200.00	0.70
750,000 - 799,999	4	3,083,511.00	0.60
800,000 - 849,999	3	2,400,000.00	0.47
850,000 - 899,999	4	3,502,863.56	0.69
900,000 - 949,999	2	1,826,740.00	0.36
950,000 - 999,999	3	2,938,690.29	0.58
>= 1,000,000	3	3,200,000.00	0.63
Total	1,411	510,341,629.65	100.00

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
< 250,000	391	63,929,103.64	12.53
250,000 - 299,999	103	28,270,156.59	5.54
300,000 - 349,999	135	44,146,010.13	8.65
350,000 - 399,999	198	74,528,738.14	14.60
400,000 - 449,999	195	81,949,820.65	16.06
450,000 - 499,999	126	59,380,973.81	11.64
500,000 - 549,999	96	50,118,474.75	9.82
550,000 - 599,999	55	31,540,964.74	6.18
600,000 - 649,999	55	34,322,263.35	6.73
650,000 - 699,999	33	21,611,119.00	4.23
700,000 - 749,999	5	3,592,200.00	0.70
750,000 - 799,999	4	3,083,511.00	0.60
800,000 - 849,999	3	2,400,000.00	0.47
850,000 - 899,999	4	3,502,863.56	0.69
900,000 - 949,999	2	1,826,740.00	0.36
950,000 - 999,999	3	2,938,690.29	0.58
1,000,000 - 1,049,999	2	2,000,000.00	0.39
1,200,000 - 1,200,000	1	1,200,000.00	0.24
Total	1,411	510,341,629.65	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
240	1	287,700.00	0.06
360	1,410	510,053,929.65	99.94
Total	1,411	510,341,629.65	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.87500 - 3.00000	1	641,739.31	0.13
3.00001 - 3.25000	11	4,791,405.71	0.94
3.25001 - 3.50000	29	12,820,627.11	2.51
3.50001 - 3.75000	45	20,404,869.52	4.00
3.75001 - 4.00000	146	62,367,381.56	12.22
4.00001 - 4.25000	168	69,622,037.35	13.64
4.25001 - 4.50000	183	64,854,602.66	12.71
4.50001 - 4.75000	178	63,232,417.99	12.39
4.75001 - 5.00000	210	71,473,472.71	14.01
5.00001 - 5.25000	156	48,814,816.92	9.57
5.25001 - 5.50000	131	41,477,688.58	8.13
5.50001 - 5.75000	87	28,315,783.16	5.55
5.75001 - 6.00000	43	14,313,669.05	2.80
6.00001 - 6.25000	18	5,629,518.02	1.10
6.25001 - 6.50000	4	1,284,000.00	0.25
6.50001 - 6.62500	1	297,600.00	0.06
Total	1,411	510,341,629.65	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 55.00	190	67,891,168.88	13.30
55.01 - 60.00	75	32,882,439.89	6.44
60.01 - 65.00	93	38,994,062.72	7.64
65.01 - 70.00	138	54,454,910.77	10.67
70.01 - 75.00	203	77,391,259.55	15.16
75.01 - 80.00	655	225,552,780.48	44.20
80.01 - 85.00	8	1,340,293.00	0.26
85.01 - 90.00	28	6,434,640.97	1.26
90.01 - 95.00	21	5,400,073.39	1.06
Total	1,411	510,341,629.65	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	873	320,175,404.58	62.74
PUD	304	113,803,922.12	22.30
Condominium	220	71,192,676.22	13.95
2-4 Units	11	4,426,149.16	0.87
Townhouse	3	743,477.57	0.15
Total	1,411	510,341,629.65	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	631	227,336,710.58	44.55
Refinance	506	190,534,930.84	37.33
Cash Out Refinance	274	92,469,988.23	18.12
Total	1,411	510,341,629.65	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	1,279	466,736,283.78	91.46
Second Home	111	38,742,516.67	7.59
Investor	21	4,862,829.20	0.95
Total	1,411	510,341,629.65	100.00

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Arizona	58	15,511,452.33	3.04
California	293	120,783,290.10	23.67
Colorado	33	11,380,580.37	2.23
Florida	78	21,206,850.07	4.16
Illinois	144	58,285,861.27	11.42
Maryland	51	15,738,193.41	3.08
Massachusetts	107	46,244,262.35	9.06
Michigan	172	54,484,857.94	10.68
New Jersey	81	32,914,903.92	6.45
Texas	31	11,193,449.18	2.19
Virginia	39	13,401,539.28	2.63
All Others (36) + DC	324	109,196,389.43	21.40
Total	1,411	510,341,629.65	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
STANDARD	1,213	430,680,704.63	84.39
SELECT	98	42,898,523.05	8.41
STATED INCOME	58	17,653,282.48	3.46
RELOCATION	40	17,482,099.49	3.43
SUPER SELECT	2	1,627,020.00	0.32
Total	1,411	510,341,629.65	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 0	3	1,209,000.00	0.24
581 - 600	1	370,000.00	0.07
601 - 620	2	720,216.33	0.14
621 - 640	40	15,755,009.22	3.09
641 - 660	80	26,200,522.59	5.13
661 - 680	143	50,371,086.40	9.87
681 - 700	173	61,005,378.28	11.95
701 - 720	174	63,362,072.28	12.42
721 - 740	188	67,591,704.06	13.24
741 - 760	225	84,576,022.99	16.57
761 - 780	234	91,130,899.15	17.86
781 - 800	135	45,088,740.62	8.84
> 800	13	2,960,977.73	0.58
Total	1,411	510,341,629.65	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.250 - 2.250	8	4,467,455.55	0.88
2.251 - 2.500	5	2,051,184.18	0.40
2.501 - 2.750	1,397	503,372,989.92	98.63
2.751 - 2.875	1	450,000.00	0.09
Total	1,411	510,341,629.65	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
8.125 - 8.500	10	4,475,737.28	0.88
8.501 - 9.000	140	59,522,836.78	11.66
9.001 - 9.500	363	140,540,045.88	27.54
9.501 - 10.000	436	157,048,644.31	30.77
10.001 - 10.500	305	97,365,395.17	19.08
10.501 - 11.000	134	44,177,852.21	8.66
11.001 - 11.500	22	6,913,518.02	1.35
11.501 - 11.625	1	297,600.00	0.06
Total	1,411	510,341,629.65	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	105	46,290,478.13	9.07
5.000	1,306	464,051,151.52	90.93
Total	1,411	510,341,629.65	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	1,411	510,341,629.65	100.00
Total	1,411	510,341,629.65	100.00

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
04/01/07	9	4,472,427.76	0.88
05/01/07	39	16,030,525.90	3.14
06/01/07	50	22,699,474.47	4.45
07/01/07	7	3,088,050.00	0.61
08/01/08	1	462,960.52	0.09
01/01/09	3	1,280,000.00	0.25
02/01/09	3	1,082,938.94	0.21
03/01/09	5	1,966,704.94	0.39
04/01/09	30	13,246,525.67	2.60
05/01/09	211	75,247,133.96	14.74
06/01/09	565	187,569,541.85	36.75
07/01/09	156	54,222,624.45	10.62
04/01/11	2	850,933.11	0.17
05/01/11	19	8,646,144.63	1.69
06/01/11	102	43,891,478.56	8.60
07/01/11	30	12,468,092.00	2.44
09/01/13	1	450,000.00	0.09
03/01/14	1	364,000.00	0.07
04/01/14	2	1,094,400.00	0.21
05/01/14	32	11,512,776.12	2.26
06/01/14	114	39,371,333.77	7.71
07/01/14	29	10,323,563.00	2.02
Total	1,411	510,341,629.65	100.00